Annual Statement as to Compliance
For the Year Ended December 31, 2014 (the “Reporting Period”)

Deutsche Mortgage & Asset receiving Corporation
Series 2014-UBS2

Pursuant to Section 3.06 (f) of the Amended and Restated Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

i.	A review of the activities and performance of Berkadia as Subservicer during the Reporting Period has been made under my supervision.

ii.	To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Amended and Restated Subservicing Agreement throughout the Reporting Period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia,

Mark E. McCool

President

February 10, 2015

Inv. 582 Lib. N